Exhibit (e)(1)

C1 FUND INC.

DISTRIBUTION REINVESTMENT PLAN

TERMS AND CONDITIONS

Pursuant to the Distribution Reinvestment Plan (the “Plan”) of C1 Fund Inc. (the “Company”), unless a holder (each, a “Shareholder”) of the Company’s shares of common stock (the “Common Shares”) otherwise elects, all dividends, capital gain distributions and returns of capital, if any, on such Shareholder’s Common Shares will be automatically reinvested by SS&C GIDS, Inc., a Delaware corporation (“SS&C GIDS”), as agent for Shareholders in administering the Plan (the “Plan Administrator”), in additional Common Shares of the Company. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions payable in cash directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by SS&C GIDS, as the Distribution Disbursing Agent. Shareholders may elect not to participate in the Plan and to receive all dividends, capital gain distributions and returns of capital, if any, in cash by providing written notice to the Plan Administrator. Enrollment, purchase or sales of shares and other transactions or services offered by the Plan can be directed to the Plan Administrator through the following:

TELEPHONE

Telephone the Plan Administrator: (833) 344-0359

IN WRITING

You may write to the Plan Administrator at the following address SS&C GIDS, Inc., 801 Pennsylvania Avenue Suite 219105 Kansas City, MO 64105-1307. Be sure to include, on all correspondences, your name, address, daytime phone number, social security or tax I.D. number, a reference to C1 Fund Inc., your signature, and if you are writing to withdraw from the Plan or to enroll in the Plan, an affirmative statement (as applicable) that the stockholder elects not to participate in the Plan, or that the stockholder is electing to participate in the Plan.

Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by providing notice in writing to the Plan Administrator at least 5 days prior to any dividend/distribution record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

Whenever the Company declares an income dividend, a capital gain distribution or other distribution (collectively referred to as “distributions”) payable either in shares or in cash, non-participants in the Plan will receive cash and participants in the Plan will receive a number of Common Shares determined in accordance with the following provisions. The Common Shares will be acquired by the Plan Administrator for the participants’ accounts, depending upon the circumstances described below, either (i) through the receipt of additional unissued but authorized Common Shares from the Company (“newly issued Common Shares”) or (ii) by purchase of outstanding Common Shares on the open market (“open-market purchases”) on the New York Stock Exchange, the primary national securities exchange on which the common shares are traded, or elsewhere. If, on the payment date for any distribution, the net asset value per Common Share is equal to or less than the market price per Common Share plus estimated brokerage trading fees (such condition being referred to herein as “market premium”), the Plan Administrator will invest the distribution amount in newly issued Common Shares on behalf of the participants. The number of newly issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the distribution by the net asset value per Common Share on the date the Common Shares are issued, provided that, if the net asset value per Common Share is less than or equal to 95% of the then current market price per Common Share on the date of issuance, the dollar amount of the distribution will be divided by 95% of the market price on the date of issuance for purposes of determining the number of shares issuable under the Plan. If, on the payment date for any distribution, the net asset value per Common Share is greater than the market value plus estimated brokerage trading fees (such condition being referred to herein as “market discount”), the Plan Administrator will invest the distribution amount in Common Shares acquired on behalf of the participants in open-market purchases.

In the event of a market discount on the payment date for any distribution, the Plan Administrator will have until the last business day before the next date on which the Common Shares trade on an “ex-distribution” basis or in no event more than 30 days after the record date for such distribution, whichever is sooner (the “last purchase date”), to invest the distribution amount in Common Shares acquired in open-market purchases. If, before the Plan Administrator has completed its open-market purchases, the market price of a Common Share exceeds the net asset value per Common Share, the average per Common Share purchase price paid by the Plan Administrator may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if the distribution had been paid in newly issued shares on the distribution payment date. Because of the foregoing difficulty with respect to open-market purchases, if the Plan Administrator is unable to invest the full distribution amount in open-market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Administrator may cease making open-market purchases and may invest the uninvested portion of the distribution amount in newly issued Common Shares at the net asset value per Common Share at the close of business on the last purchase date provided that, if the net asset value is less than or equal to 95% of the then current market price per Common Share, the dollar amount of the distribution will be divided by 95% of the market price on the date of issuance for purposes of determining the number of shares issuable under the Plan.

The Plan Administrator maintains all registered Shareholders’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Administrator in non-certificated form in the name of the Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Administrator will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

There will be no brokerage charges with respect to Common Shares issued directly by the Company as a result of distributions payable either in Common Shares or in cash. However, each participant will pay a pro rata share of brokerage trading fees incurred with respect to the Plan Administrator’s open-market purchases in connection with the reinvestment of distributions. In the event that the Company amends the Plan to include a service charge payable by the participants, the Company will provide written notice directly or in the next report to stockholders, and such written notice will be provided no less than 30 calendar days prior to the effective date of the Plan amendment.

NOTICE

The Company will announce the record date of the distribution via press release at least 10 calendar days in advance of the record date.

VOTING

Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions.